U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3203

SALARIED EMPLOYEES' STOCK PURCHASE PLAN
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Salaried Employees' Stock Purchase Plan:

The Salaried Employees' Stock Purchase Plan (the "Plan") is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:

Name	Address
David A. Winter* (1)	Richmond, Virginia 23219
J. P. Causey Jr. (2)	Richmond, Virginia 23219
Joel K. Mostrom (3)	Richmond, Virginia 23219

(1)	Mr. Winter is Assistant Vice President, Human Resources of the Corporation.
(2)	Mr. Causey is Executive Vice President, Secretary & General Counsel of the Corporation.
(3)	Mr. Mostrom is Executive Vice President & Chief Financial Officer of the Corporation.
*Committee Chairman

Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

(a)	Report of Independent Registered Public Accounting Firms

(b)	Financial statements:

Salaried Employees' Stock Purchase Plan:

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits Notes to Financial Statements

(b)	Exhibits:

Exhibit 23.1 - Consent of PKF Witt Mares, PLC
Exhibit 23.2 - Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Human Resources Policy and Planning Team
Salaried Employees' Stock Purchase Plan
Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Salaried Employees' Stock Purchase Plan (Plan) as of March 31, 2008, and the related statement of changes in net assets available for benefits for the year ended March 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ PKF Witt Mares, PLC
PKF Witt Mares, PLC
Richmond, Virginia
June 9, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Salaried Employees’ Stock Purchase Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Salaried Employees’ Stock Purchase Plan (the “Plan”) at March 31, 2007, and the changes in net assets available for plan benefits for each of the two years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP
PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 7, 2007

SALARIED EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
March 31, 2008 and 2007

	2008	2007
Asset:
Funds held by Chesapeake Corporation and participating subsidiary	$56	$223

Net assets available for plan benefits	$56	$223

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the years ended March 31, 2008, 2007 and 2006

	2008	2007	2006

Contributions (Notes 1 and 6): Employees	$115,957	$126,191	$149,342

Employer: $20,062 in 2008, $23,903 in 2007, $23,798 in 2006; less withheld taxes of $6,896, $8,137, and $8,210, respectively	13,166	15,766	15,588
	129,123	141,957	164,930

Deductions: Purchase and distribution to employees at year end of 29,599 shares in 2008 ($3.79 per share); 9,057 shares in 2007 ($14.89 per share); 9,711 shares in 2006 ($13.69 per share) of common stock of Chesapeake Corporation (Note 1)	112,269	134,841	132,958

Refunds to employees withdrawing from the Plan:
Employees' contributions for the year	16,981	7,036	31,997
Employees' account balances at beginning of year	40	45	103
	129,290	141,922	165,058

Decrease (increase) in net assets available for plan benefits	(167)	35	(128)

Net assets available for plan benefits, beginning of year	223	188	316

Net assets available for plan benefits, end of year	$56	$223	$188

The accompanying notes are an integral part of these financial statements.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.     Description of the Plan:

The stockholders of Chesapeake Corporation (the "Corporation") have approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total of 2,587,559 shares of the Corporation's common stock for sale to certain eligible full-time salaried employees, as defined, of the Corporation and participating subsidiary (the "Employer").

The fiscal year of the Plan ends each March 31 (the "Plan Year") and the Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee"), whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation.  Participants in the Plan are permitted to contribute between one and five percent of their basic compensation, as defined by the Plan.  The Employer contributes to the Plan, as of the end of the Plan Year, a percentage (determined by the Committee, from 20% up to 60%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws.  For each of the fiscal years 2008, 2007 and 2006, the employer contribution was 20% of the participants' contributions net of refunds. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the twenty consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares.

As of March 31, 2008, 2,429,444 shares of the Corporation's common stock had been issued under the Plan and 158,115 shares were available for future issuance.

To be eligible in the Plan, the employee must be a salaried employee at least 18 years old working more than 20 hours per week and have completed five months of service.

An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death. A participant who retires may continue to participate in the Plan until the end of the next Plan Year following the date of the participant's retirement without making future contributions. Participants may voluntarily terminate their participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter preceding the date participation in the Plan is terminated. The Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each Plan year. The interest rate for Plan years commencing April 1, 1995 and later has been 5% per annum compounded quarterly. This interest rate will stay in effect from year to year unless it is changed by the Committee. For the Plan years ended March 31, 2008, 2007 and 2006, the Employer paid $222, $60, and $275 of interest, respectively, to employees withdrawing from the Plan. Upon termination the Employer will return the participants' contribution and the participants' will forfeit all rights to any contribution from the Employer with respect to the Plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.

 NOTES TO FINANCIAL STATEMENTS, continued

2.	Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

3.	Accounting Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4.	Funds Held by Chesapeake Corporation and Participating Subsidiary:

Funds received or held by the Employer with respect to the Plan consists of cash which may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

5.	Taxes and Expenses:

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

Expenses of administering the Plan are borne by the Employer.

6.	Contributions to the Plan:

All contributions made in 2008, 2007, and 2006 were made by Chesapeake Corporation, the participating subsidiary, or its employees.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, the net assets would be allocated to the participants of the Plan in amounts equal to the individual account balances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Salaried Employees' Stock Purchase Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

By: /s/ Joel K. Mostrom Joel K. Mostrom Executive Vice President & Chief Financial Officer, Chesapeake Corporation

June 19, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of PKF Witt Mares, PLC
23.2	Consent of PricewaterhouseCoopers LLP